Sun Life to Acquire Majority Stake in InfraRed Capital Partners

Global infrastructure and real estate investment manager to join SLC Management

WELLESLEY, MA, NEW YORK CITY, NY, and TORONTO, ON – (Dec. 18, 2019) — Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced that it intends to acquire a majority stake in InfraRed Capital Partners ("InfraRed"), a global infrastructure and real estate investment manager. InfraRed advises institutional and pooled fund clients on approximately US$12 billion (C$16 billion) in assets under management as of September 30, 2019. InfraRed is headquartered in London, U.K. and has more than 175 partners and staff.

InfraRed will form part of SLC Management, Sun Life's alternatives asset management business. The acquisition is integral to Sun Life's strategy of broadening its asset management pillar by extending the capabilities of SLC Management to the benefit of existing and prospective clients.

Sun Life will acquire an 80% interest in InfraRed for consideration that includes a closing payment of £300 million (approximately US$390 million, C$515 million). InfraRed's owners will have a put option to sell their remaining interest to Sun Life approximately four years from the closing and Sun Life will have the option to call any remaining interest approximately five years from the closing.

As part of the transaction, Sun Life has committed to co-invest US$400 million (approximately C$530 million), including general account investments, to support the launch of new InfraRed investment solutions. This co-investment provides alignment between Sun Life and SLC Management's clients.

"We're excited to acquire a majority position in InfraRed, which further broadens SLC Management's alternative solutions to now include infrastructure equity," said Steve Peacher, President, SLC Management. "InfraRed is a leader in global infrastructure investing in both greenfield and brownfield projects, including renewable energy. These investments have historically provided the returns and horizon that institutional clients are seeking."

Peacher added, "We established SLC Management in 2014 to develop a line-up of fixed income and alternative strategies to help institutional investors meet their obligations, similar to how we invest our own general account at Sun Life. InfraRed's proven investment capabilities in infrastructure are a natural extension of SLC Management's solution set. There is also a strong cultural fit between the two firms."

"I am delighted to announce this transaction with Sun Life and SLC Management which enables us to drive the growth of our business in the Americas, in particular the renewable energy market," said Werner von Guionneau, Chief Executive Officer, InfraRed Capital Partners. "SLC Management and InfraRed have complementary capabilities, a similar culture of prudence and long-termism, and proven track records of delivery."

von Guionneau added, "InfraRed has grown to become a leading international infrastructure investor. To build on this success, our ambition is to continually evolve so that we maximize the potential of our capabilities and address the exciting market opportunities we see in infrastructure overall and particularly around the low carbon energy transition. This transaction is the perfect way to do this and the InfraRed management team and I look forward to working closely with SLC Management and Sun Life to realize our ambitions."

The transaction is expected to close during the first half of 2020, subject to receipt of regulatory approvals and satisfaction of customary closing conditions.

Skadden, Arps, Slate, Meagher & Flom LLP served as Sun Life's legal counsel and Fenchurch Advisory Partners served as financial advisors. Ardea Partners International LLP were financial advisors to InfraRed and Weil, Gotshal & Manges LLP served as their legal counsel.

About InfraRed Capital Partners
InfraRed Capital Partners is an international investment manager focused on infrastructure and real estate. It operates worldwide from offices in London, Hong Kong, New York, Sydney, Seoul and Mexico City. With more than 175 professionals, it manages US$12bn of equity capital in multiple private and listed funds, primarily for institutional investors across the globe. InfraRed Capital Partners is authorised and regulated in the UK by the Financial Conduct Authority. InfraRed implements best-in-class practices to underpin asset management and investment decisions, promotes ethical behaviour and has established community engagement initiatives to support good causes in the wider community. InfraRed has been a signatory of the Principles of Responsible Investment since 2011 and has been awarded triple A+ score in 2019 PRI assessment. Over the past 30 years InfraRed has, initially within Charterhouse Bank then at HSBC and latterly independently, established itself as a highly successful developer and custodian of core infrastructure, renewable energy and real-estate assets that play a vital role in supporting sustainable communities.
For more information go to www.ircp.com

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2019, Sun Life had total assets under management of C$1,063 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

About SLC Management
SLC Management is the brand name for the institutional asset management business of Sun Life Financial Inc. under which Prime Advisors, Inc., Ryan Labs Asset Management Inc., and Sun Life Capital Management (U.S.) LLC in the United States, and Sun Life Capital Management (Canada) Inc. in Canada operate. Additionally, the SLC Management brand includes the investment division and General Account of Sun Life.

BentallGreenOak is also part of SLC Management. BentallGreenOak is a leading, global real estate investment management advisor and a globally-recognized provider of real estate services. BentallGreenOak includes BentallGreenOak (Canada) Limited Partnership, BentallGreenOak (U.S.) Limited Partnership and the real estate and commercial mortgage investment groups of certain of their affiliates, all of which comprise a team of real estate professionals spanning multiple legal entities.

As of September 30, 2019, SLC Management's collective operations, including Sun Life's general account, have assets under management of C$227 billion (US$171 billion).

Forward-looking information
In this news release (other than quotations), "we", "our" and "Sun Life" refer to Sun Life Financial Inc. and its subsidiaries and joint ventures. Certain statements in this news release are forward-looking, including but not limited to, statements relating to: (i) our growth strategies and strategic objectives, (ii) the expected timing of the closing of the transaction, and (iii) other statements that are not historical or are predictive in nature or that depend upon or refer to future events or

conditions. Forward-looking statements may also include words such as "achieve", "aim", "ambition", "anticipate", "aspiration", "assumption", "believe", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "strategy", "strive", "target", "will", and similar expressions. All such forward-looking statements are made pursuant to the "safe harbour" provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this news release represent our current expectations, estimates and projections regarding future events and are not historical facts. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions that are difficult to predict. The forward-looking statements in this news release do not reflect the potential impact of any non-recurring or other special items or of any dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date of this news release. If any non-recurring or other special item or any transaction should occur, the financial impact could be complex and the effect on our operations or results would depend on the facts particular to such item and we cannot describe the expected impact in a meaningful way or in the same way we could present known risks affecting our business. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release.

Forward-looking statements are presented for the purpose of assisting investors and others in understanding our expected financial position and results of operations as at the date of this news release, as well as our objectives for the transaction, strategic priorities and business outlook following the transaction, and in obtaining a better understanding of our anticipated operating environment following the transaction. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes and undue reliance should not be placed on these forward-looking statements.

The following are transactional risk factors that could have a material adverse effect on the forward-looking statements in this news release: (1) the ability of the parties to complete the transaction; (2) failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of the transaction; and (4) the impact of the announcement of the transaction on Sun Life and InfraRed. These risks all could have an impact on Sun Life's business relationships (including with future and prospective employees, Clients, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects. Other important risk factors that could cause our actual results to differ materially from those expressed in or implied by the forward-looking statements in this news release are listed in the annual information form of Sun Life Financial Inc. for the year ended December 31, 2018 under the heading "Risk Factors" and other regulatory filings of ours filed or furnished to Canadian and U.S. securities regulators available at www.sedar.com and www.sec.gov.

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Media Relations Contact:
Rajani Kamath
Associate Vice-President
Corporate Communications
T. 416-979-6070
rajani.kamath@sunlife.com

Investor Relations Contact:
Yaniv Bitton
Vice-President
Investor Relations
T. 416-979-6496
investor.relations@sunlife.com